[PHILLIPS-VAN HEUSEN CORPORATION LETTERHEAD]

September 14, 2010

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Phillips-Van Heusen Corporation
Form 10-K for Fiscal Year Ended January 31, 2010
Filed March 31, 2010
Form 8-K filed May 24, 2010
File No. 001-07572

Dear Mr. Reynolds:

Reference is made to your letter of August 30, 2010. On behalf of Phillips-Van Heusen Corporation, set forth below are both the comments from your letter and our responses.

Form 10-K for Fiscal Year Ended January 31, 2010

Exhibits, Financial Statement Schedules, page 42

1.

We note your response to comment one of our letter dated July 13, 2010 and reissue that comment.  Please file a complete copy of your Second Amended and Restated Credit Agreement, including all attachments, as an exhibit to your next periodic report.  The various attachments to agreements filed pursuant to Item 601(b)(10) of Regulation S-K must also be filed and future changes do not necessarily rectify past non-compliance.

 Response:  We have filed with our Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2010, our Second Amended and Restated Revolving Credit Facility, dated as of July 10, 2007 (the “Old Credit Agreement”), our Credit and Guaranty Agreement, dated as of May 6, 2010 (the “New Credit Agreement”), and the First Amendment to Credit and Guaranty Agreement, dated as of July 26, 2010 (the “First Amendment”).  Consistent with our discussion with the Staff, we have filed the Old Credit Agreement and the New Credit Agreement with their respective exhibits but not the schedules thereto (there are no exhibits or schedules to the First Amendment).  As discussed with the Staff, we will file an amendment to our Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2010 that includes complete copies of each of the Old Credit Agreement and the New Credit Agreement, along with all exhibits and schedules thereto, once we have had the opportunity to assess the confidentiality of the contents of the schedules and prepared and submitted an appropriate request for confidential treatment pursuant to Rule 24b-2.  In addition, as also discussed with the Staff, we intend to omit one schedule to the New Credit Agreement and, in lieu thereof, provide a brief description of the schedule along with an undertaking to provide supplementally to the Commission upon request a copy of the omitted schedule.  The schedule at issue consists of in excess of 1,100 pages listing all of the Company’s trademark registrations.  This information is publicly available and is likely of little interest to investors.  Moreover, providing it would make review and printing of the New Credit Agreement difficult and expensive for investors and entail a costly, overly burdensome, and unnecessarily time-consuming exercise for us.

Mr. John Reynolds

September 14, 2010

Notes to Consolidated Financial Statements, page F-6

2. Acquisitions, page F-9

Acquisition of CMI, page F-10

2.

We note your response to comment two of our letter dated July 13, 2010.  We further note on page F-10 of your February 1, 2009 Form 10-K that as part of the CMI transaction, you granted Warnaco certain new licenses and expanded certain existing license rights.  Please tell us the significant terms of these licenses and license rights, including the length and any consideration that Warnaco initially paid to you, and explain to us how you account for them.

Response:  Prior to the CMI transaction, we had long-term license agreements with Warnaco that granted Warnaco the right to market jeans and jeans accessories under the Calvin Klein and ck Calvin Klein brands in, among other territories, Europe and Asia.  With respect to jeans, Warnaco’s rights under these agreements allowed for both wholesale and retail distribution, but not for e-commerce.  With respect to accessories, Warnaco’s rights under these agreements was limited to wholesale distribution and did not allow for either retail or e-commerce distribution.

In connection with the CMI transaction, we amended the jeans licenses by granting Warnaco the right to distribute jeans via the internet to consumers in Europe and Asia.  We also amended the accessories licenses to permit Warnaco both to operate retail stores and distribute jeans via the internet to consumers in the licensed territories.  Lastly, we also amended certain other licenses with Warnaco, including under which we had granted Warnaco the right to market Calvin Klein jeans and accessories in Central and South America on a wholesale basis, to also grant them the right to internet distribution, as well as the right to operate retail stores.

Warnaco paid us $38.5 million in connection with the CMI transaction to be released from their obligation to us to commence operating the Calvin Klein Collection wholesale apparel and accessories business beginning on or after January 2, 2008.  This amount is subject to a provision in the underlying agreement that requires us to refund the “unearned” portion to Warnaco if we cease operating this business and, as such, is being amortized into income as we satisfy our performance obligation.  We received no other consideration from Warnaco as part of the CMI transaction.  We determined that the license rights we granted to Warnaco were at market rates and terms and consistent with our other licenses and, as such, no fair value was assigned to those rights.  The following discussion sets forth how we arrived at this conclusion:

When performing the purchase price allocation, we evaluated whether the expanded rights we granted Warnaco had a fair value as a result of the terms not representing market value.  We performed our evaluation by comparing the terms of the amendments to the corresponding terms in the other licenses we have granted for use of the Calvin Klein brands.  We have approximately 70 such licenses, each of which was negotiated at arms’ length with independent third parties.  Accordingly, we believe that our portfolio of Calvin Klein licenses comprises a reasonable basis to indicate market value, both to us and market participants in general, for the right to distribute Calvin Klein products.

Although the specific terms of our license agreements are confidential, we confirm that when we evaluated the terms of the amendments, the royalty, advertising and other economic terms were consistent with the specific rates and overall economics of all our other licenses.  Furthermore, the other significant provisions, including the term, the territories, the products and our control rights, were unchanged from prior to the CMI transaction.  Based on these factors, we concluded that the additional license rights granted to Warnaco were at prices, terms and conditions representing current market conditions.  As such, we determined that no fair value was required to be assigned to the new license rights.

Mr. John Reynolds

September 14, 2010

3.

We note in your response to comment two (b) of our letter dated July 13, 2010 that you accounted for the acquisition of CMI as a business combination pursuant to SFAS 141.  Please provide us with a condensed balance sheet showing the final amount you assigned to each major asset and liability caption of CMI at the acquisition date.  Also, tell us how you determined the fair value of the Collection License (i.e., the right to operate the global Calvin Klein collection business) held by CMI for the purpose of this purchase price allocation.

Response: The following table shows the condensed balance sheet of the final values assigned to each major asset and liability caption of CMI:

(in millions)
Cash	$ 43.5
Receivables	9.6
Inventory	6.0
Prepaid VAT	3.5
Goodwill	5.6
Accounts Payable	(10.2)
Contractual Obligations	(38.5)
Accrued Expense	(2.4)
Net Working Capital Acquired	$17.4

Deferred taxes related to the acquired net assets were immaterial.

All previous licensees of the Calvin Klein Collection business had experienced negative cash flows and our expectation is that we would similarly experience negative cash flows.  Accordingly, we did not assign any value to the right to operate this business as part of our purchase price allocation.

Item 2.02 and 9.01 Form 8-K filed May 24, 2010

Ex. 99.1

4.

We note your response to comment three of our letter dated July 13, 2010.  We believe that the presentation of the full non-GAAP consolidated income statements attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g., non-GAAP selling, general and administrative expenses and non-GAAP other loss, et al.), and may give the impression that the non-GAAP income statements represents a comprehensive basis of accounting.  Please confirm to us that you will not present non-GAAP consolidated income statements in future filings.  As an alternative, you may present non-GAAP performance measure reconciled to GAAP net (loss) income to convey how you evaluate your performance.

Response: We confirm that we will not present non-GAAP consolidated income statements in our future earnings releases. We implemented this change in our earnings release for the quarter ended August 1, 2010, which was furnished to the Commission as an exhibit to our Current Report on Form 8-K filed on September 7, 2010.

Mr. John Reynolds

September 14, 2010

Consolidated Income Statements, page 10

5.

We note your response to comments four and five of our letter dated July 13, 2010.  Please confirm that you will enhance your non-GAAP disclosure in the future to describe both how the tax effects are calculated and how the tax rates were determined.

Response:  We confirm that we will enhance our non-GAAP disclosures to describe how the tax effects are calculated and how the tax rates were determined.  We implemented this enhanced disclosure in our earnings release for the quarter ended August 1, 2010, which was furnished to the Commission as an exhibit to our Current Report on Form 8-K filed on September 7, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 212-381-3552 if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the Fiscal Year Ended January 31, 2010, and Form 8-K filed May 24, 2010.

Very truly yours,

/s/ Bruce Goldstein

Bruce Goldstein
Senior Vice President and Controller

cc: Mr. John T. Archfield

      Mr. David Walz

      Mr. Shehzad Niazi

      Mr. Emanuel Chirico

      Mr. Michael Shaffer

      Mr. Mark D. Fischer, Esq.